UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41484

TRIPLE FLAG PRECIOUS METALS CORP.

(Translation of the registrant’s name into English)

TD Canada Trust Tower, 161 Bay Street, Suite 4535, Toronto, Ontario, Canada M5J 2S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 of this Form 6-K is incorporated by reference into Triple Flag Precious Metal Corp.’s registration statements on Form F-10 (File No. 333-266940) and Form S-8 (File No. 333-267209).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Combined Notice of Annual Meeting of Shareholders/Management Proxy Circular, dated March 25, 2025

99.2	Form of Proxy

99.3	Notice of Availability of Proxy Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIPLE FLAG PRECIOUS METALS CORP.

Date: March 28, 2025	By:	/s/ C. Warren Beil
Name: C. Warren Beil
Title: General Counsel